UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No.)

Nordic American Offshore Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y6366T112
(CUSIP Number)

Scandic American Shipping Ltd.
Leif Weldingsvei 20, P.O.B. 56
N-3201 Sandefjord, Norway
Attn: Turid M. Sorensen
011 47 33 42 73 00

Copy to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza, 19th Floor
New York, NY 10004
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or  Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	Y6366T112

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nordic American Tankers Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

4,830,312*

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,830,312*

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,830,312*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.3%**

14.	TYPE OF REPORTING PERSON

CO

*NAT may be deemed to beneficially own 4,830,312 Common Shares, as defined below, consisting of (i) 4,496,980 Common Shares and (ii) 333,332 Common Shares that are issuable upon the exercise of the Warrant rights, as defined below, that have vested at an exercise price of $15.00, as adjusted under the terms of the Warrant.

**Percentage of class calculation is based on 23,764,702 Common Shares which is the sum 23,431,370 Common Shares outstanding as of October 30, 2014 and the 333,332 Common Shares that are issuable upon the exercise of the Warrant rights.  The 23,431,370 Common Shares number reflects the Issuer's outstanding share amount as reported on Form 6-K furnished by the Issuer with the Securities and Exchange Commission (the "Commission") on November 6, 2014.

CUSIP NO. Y6366T112

Item 1.  Security and Issuer

The class of equity security to which this statement relates is the Common Shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd., incorporated under the laws of the Republic of the Marshall Islands (the "Issuer").  The address of the principal executive office of the Issuer is Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Item 2.  Identity and Background

(a),(f)	The name of the reporting person is Nordic American Tankers Limited, a company incorporated in Bermuda ("NAT") (the "Reporting Person").

(b)	The address of the principal place of business of NAT is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

(b),(c)	The principal business of NAT is the ownership and chartering of tanker vessels.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of NAT is set forth below.  If no business address is given, the director's or executive officer's address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

Herbjørn Hansson	Chairman, Chief Executive Officer and President
Mr. Hansson is a citizen of Norway and his principal business address is c/o Sandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  Mr. Hansson is also the Executive Chairman of the Issuer.

Turid M. Sørensen	Chief Financial Officer and Executive Vice President
Mrs. Sørensen is a citizen of Norway and her principal business address is c/o Sandic American Shipping Ltd., Leif Weldingsvei 20, P.O.B. 56 N-3201 Sandefjord, Norway.  She is also the Chief Financial Officer and Secretary of the Issuer.

Andreas Ove Ugland	Vice Chairman
Mr. Ugland is a citizen of the Cayman Islands, B.W.I. and Norway and his principal business address is c/o Andres Ugland & Sons Ltd., PO Box 30464 SMB, Vista Del Mar, Grand Cayman, Cayman Islands, British West Indies.  He has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group.

Jan Erik Langangen	Director
Mr. Langangen is a citizen of Norway and his principal business address is Markaveien 57, 3947 Langangen, Norway.  His principal occupation is serving as a partner of Langangen & Helset, a Norwegian law firm.

James Gibbons	Director
Mr. Gibbons is a citizen of Bermuda and his principal business address is Harbour International Trust Company, Thristle House, 4 Burnaby Street, Hamilton HM 11, Bermuda.  He also serves as the Treasurer of Edmund Gibbons Limited, the Chairman of Harbour International Trust Company Limited, a director of Capital G Bank Limited and President of Bermuda Air Conditioning Limited. Mr. Gibbons is an independent director of RenaissanceRe Holdings Ltd and other boards.

Richard H.K. Vietor	Director
Mr. Vietor is a citizen of the United States and his principal business address is Harvard Business School, 295 Morgan Hall, Soldiers Field, Boston, Massachusetts 02163.  Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.

Jim Kelly	Director
Mr. Kelly is a citizen of the United States and his principal business address is 310 West 86th Street, Apt 12B, New York, NY 10024.  His principal occupation is serving as a consultant at Bloomberg LP.

(d),(e)	None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer issued Common Shares in a Norwegian private placement exempt from registration under the Securities Act of 1933, as amended (the "Norwegian Private Placement"). In November 2013, NAT acquired 4,333,566 Common Shares from the Issuer as part of the Norwegian Private Placement for $65,000,000, using working capital.

NAT received a common stock purchase warrant from the issuer dated November 15, 2013 for the right to purchase up to 833,333 of the Issuer Common Shares (the "Warrant").  The Warrant contains a vesting schedule, under which the purchase rights represented by the Warrant become vested in 20% allotments when the market price of the Issuer Common Shares trade at 125%, 135%,  145%, 155% and 165% of the exercise price of $15.00, as adjusted under the terms of the Warrant.  As of the date of this Schedule 13D, NAT had the right to purchase 333,332 Common Shares of the Issuer under the Warrant.

In connection with the initial public offering (the "IPO") of the Issuer Common Shares pursuant to the registration statement on Form F-1, as amended (Registration No. 333-194612) filed by the Issuer and declared effective by the Commission on June 11, 2014, NAT purchased from the Issuer 375,000 Common Shares for $5,640,000 using working capital.

NAT, through open market purchases, also acquired 488,216 Common Shares of the Issuer for $5,754,397, using working capital.

Item 4.  Purpose of Transaction

NAT has acquired the Issuer Common Shares for investment purposes.  NAT intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, NAT may take such actions in the future as it deems appropriate in light of the circumstances existing from time to time, which may include further acquisitions of Common Shares or disposal of some or all of the Common Shares currently owned by NAT or otherwise acquired by NAT, either in the open market or in privately negotiated transactions.

Other than the Warrant described under Item 3 above, NAT does not currently have any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although NAT reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing).

Item 5.  Interest in Securities of the Issuer

(a)-(d)	As of the date hereof, NAT may be deemed to be the beneficial owner of 4,830,312 Issuer Common Shares, constituting 20.3% of the Issuer Common Shares, based upon 23,764,702 Issuer Common Shares outstanding. NAT has the sole power to vote or direct the vote of 4,830,312 Issuer Common Shares. NAT has the sole power to dispose or direct the disposition of 4,830,312 Issuer Common Shares.

The following table details the transactions effected by NAT in the past 60 days:

Date of Transaction	Type of Transaction	Number of Issuer Common Shares	Price per Issuer Common Share	How the transaction was effected
November 28, 2014	Purchase	198,624	$12.89	Through open market purchases
December 1, 2014	Purchase	14,592	$12.15	Through open market purchases
December 8, 2014	Purchase	200,000	$11.19	Through open market purchases
December 9, 2014	Purchase	75,000	$10.39	Through open market purchases

(e)	N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

NAT has the right to purchase up to 833,333 of the Issuer Common Shares under the Warrant described under Item 3 above.  As of the date of this Schedule 13D, NAT had the right to purchase 333,332 Common Shares under the vesting schedule of the Warrant.

Item 7.  Material to be Filed as Exhibits

Exhibit A	Common Stock Purchase Warrant to Purchase 833,333 Shares of Common Stock of Nordic American Offshore Ltd. dated November 15, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2014
(Date)

Nordic American Tankers Limited

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman, Chief Executive Officer and President

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCEDBYALEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.
COMMON STOCK PURCHASE WARRANT
To Purchase 833,333 Shares of Common Stock of

NORDIC AMERICAN OFFSHORE LTD.
THIS COMMON STOCK PURCHASE WARRANT (the "Warrant") certifies that, for value received, Nordic American Tankers Limited (the "Holder"), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after the date hereof (the "Initial Exercise Date") and on or prior to the close of business on December 31, 2015 (the "Termination Date") but not thereafter, to subscribe for and purchase from Nordic American Offshore Ltd. a Marshall Islands corporation (the "Company"), up to 833,333 shares (the "Warrant Shares") of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(c).
Section 1.                          Definitions.
"Alternate Consideration" has the meaning set forth in Section 3(d) hereof.
"Base Share Price" has the meaning set forth in Section 3(b) hereof.
"Common Stock" has the meaning set forth in the preamble hereof.
"Company" has the meaning set forth in the preamble hereof.
"Dilutive Issuance" has the meaning set forth in Section 3(b) hereof.
"Dilutive Issuance Notice" has the meaning set forth in Section 3(b) hereof.
"Exercise Price" has the meaning set forth in Section 2(c) hereof.
"Fundamental Transaction" has the meaning set forth in Section 3(d) hereof.

"Holder" has the meaning set forth in the preamble hereof.
"Initial Exercise Date" has the meaning set forth in the preamble hereof.
"Market Price" means the VWAP on any day on which the minimum trading volume of the Common Stock equals or exceeds $2 million (or the equivalent thereof in such other currency as the Common Stock is then traded).
"Securities Act" means the Securities Act of 1933, as amended. "Termination Date" has the meaning set forth in the preamble hereof.
"Trading Day" means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that "Trading Day" shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market.
"VWAP" means volume-weighted average trading price. "Warrant" has the meaning set forth in the preamble hereof. "Warrant Register" has the meaning set forth in Section 4(c) hereof "Warrant Shares" has the meaning set forth in the preamble hereof.
"Warrant Share Delivery Date" has the meaning set forth in Section 2(e)(ii) hereof.
Section 2.                          Vesting; Exercise.
a)            Vesting.  The purchase rights represented by this Warrant shall become vested in accordance with the following schedule:
(1)            20% of the purchase rights represented by this Warrant (i.e., the right to purchase 20% of the Common Shares underlying this Warrant) shall become vested as of the first date after the Date of Issuance on which the Market Price of one Common Share has been greater than or equal to 125% of the then current Exercise Price for ten consecutive Trading Days;
(2)            an additional 20% of the purchase rights represented by this Warrant (i.e., the right to purchase an additional 20% of the Common Shares underlying this Warrant) shall become vested as of the first date after the Date of Issuance on which the Market Price of one Common Share has been greater than or equal to 135% of the then current Exercise Price for ten consecutive Trading Days;

(3)            an additional 20% of the purchase rights represented by this Warrant (i.e., the right to purchase an additional 20% of the Common Shares underlying this Warrant) shall become vested as of the first date after the Date of Issuance on which the Market Price of one Common Share has been greater than or equal to 145% of the then current Exercise Price for ten consecutive Trading Days;
(4)            an additional 20% of the purchase rights represented by this Warrant (i.e., the right to purchase an additional 20% of the Common Shares underlying this Warrant) shall become vested as of the first date after the Date of Issuance on which the Market Price of one Common Share has been greater than or equal to 155% of the then current Exercise Price for ten consecutive Trading Days;
(5)            an additional 20% of the purchase rights represented by this Warrant (i.e., the right to purchase an additional 20% of the Common Shares underlying this Warrant) shall become vested as of the first date after the Date of Issuance on which the Market Price of one Common Share has been greater than or equal to 165% of the then current Exercise Price for ten consecutive Trading Days; and
(6)            to the extent any purchase rights have not become vested, all such purchase rights shall become vested immediately prior to any Fundamental Transaction.
b)            Exercise of Warrant.  Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the vesting of such purchase rights pursuant to Section 2(a) hereof and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); provided, however, within 5 Trading Days of the date said Notice of Exercise is delivered to the Company, the Holder shall have surrendered this Warrant to the Company and the Company shall have received payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier's check drawn on a United States bank (unless the Holder has elected a cashless exercise pursuant to Section 2(d) hereof).
c)            Exercise Price.  The exercise price of the Common Stock under this Warrant shall be $15.00, subject to adjustment hereunder (the "Exercise Price").
d)            Cashless Exercise.  This Warrant may also be exercised at the option of the Holder by means of a "cashless exercise" in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) =	the VWAP on the Trading Day immediately preceding the date of such election;
(B) =	the Exercise Price of this Warrant, as adjusted; and
(X) =	the number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.
e)            Mechanics of Exercise.
i.            Authorization of Warrant Shares.  The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).
ii.            Delivery of Certificates Upon Exercise.  Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder's broker the applicable depositary system if the Company is a participant in any depositary system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within 3 Trading Days from the latter of the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant and payment of the aggregate Exercise Price as set forth above ("Warrant Share Delivery Date"). This Warrant shall be. deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(e)(vii) prior to the issuance of such shares, have been paid.
iii.            Delivery of New Warrants Upon Exercise.  If this Warrant shall have been exercised in part, the Company shall, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.
iv.            Rescission Rights. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the

Warrant Shares pursuant to this Section 2(e)(iv) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.
v.            No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.
vi.            Charges, Taxes and Expenses.  Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.
vii.            Closing of Books.  The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.
Section 3.                          Certain Adjustments.
a)            Stock Dividends and Splits.  If the Company, at any time while this Warrant is outstanding: (A) subdivides outstanding shares of Common Stock into a larger number of shares, (B) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (C) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.
b)            Subsequent Equity Sales.  If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the "Base Share Price" and such issuances collectively, a "Dilutive Issuance"), as adjusted hereunder (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then, the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to such adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. The Company shall notify the Holder in writing, no later than the Trading Day following the issuance of any Common Stock or Common Stock Equivalents subject to this section, indicating therein the applicable issuance price, or of applicable reset price, exchange price, conversion price and other pricing terms (such notice the "Dilutive Issuance Notice"). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, after the date of such Dilutive Issuance the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise.
c)            Pro Rata Distributions.  If the Company, at any time prior to the Termination Date, shall distribute to all holders of Common Stock (and not to Holders of the Warrants) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock (which shall be subject to Section 3(b)), then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.
d)                          Fundamental Transaction.  If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the "Alternate Consideration") receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event or (b) if the Company is acquired in an all cash transaction, cash equal to the value of this Warrant as determined in accordance with the Black Scholes option pricing formula. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder's right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(d) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.
e)            Calculations.  All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/l00th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.
f)            Voluntary Adjustment By Company.  The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.
g)            Notice to Holders.

i.            Adjustment to Exercise Price.  Whenever the Exercise Price is adjusted pursuant to this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.
ii.            Notice to Allow Exercise by Holder.  If (A) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (B) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (C) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (D) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. Subject to the Vesting provisions set forth in Section 2 hereof, the Holder is entitled to exercise this Warrant during the 20-day period commencing on the date of such notice to the effective date of the event triggering such notice.
Section 4.                          Transfer of Warrant.
a)                          Transferability.  Subject to compliance with any applicable securities laws and the conditions set forth in Sections 5(a) and 4(d) hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.
b)            New Warrants.  This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.
c)            Warrant Register.  The Company shall register this Warrant upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.
d)            Transfer Restrictions.  If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an "accredited investor" as defined in Rule 501(a)(l), (a)(2), (a)(3), (a)(7), or (a)(8) promulgated under the Securities Act or a qualified institutional buyer as defined in Rule 144A(a) under the Securities Act.
Section 5.                          Miscellaneous.
a)            Title to Warrant.  Prior to the Termination Date and subject to compliance with applicable laws and Section 4 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.
b)            No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate

Exercise Price (or by means of a cashless exercise), the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

c)            Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

d)            Saturdays, Sundays, Holidays, etc.  If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

e)	Authorized Shares.

The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed.

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.
Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.
f)            Jurisdiction.  All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.
g)            Restrictions.  The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws. · ·
h)            Nonwaiver and Expenses.  No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder's rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys' fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.
i)            Notices.  Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.
j)            Limitation of Liability.  No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.
k)            Remedies.  Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:  November 15, 2013

NORDIC AMERICAN OFFSHORE·LTD.

By:	/s/ Herbjørn Hansson
	Name:	Herbjørn Hansson
	Title:	Executive Chairman

NOTICE OF EXERCISE
TO:              NORDIC AMERICAN OFFSHORE LIMITED
(1)  The undersigned hereby elects to purchase ______ Warrant Shares of the Company pursuant to the terms of the attached Warrant (only if exercised in full), and tenders herewith payment of the exercise price in full, together with all applicable transfer taxes, if any.
(2)  Payment shall take the form of (check applicable box):
[  ] in lawful money of the United States; or
[  ] the cancellation of such number of Warrant Shares as is necessary, in accordance with the formula set forth in subsection 2(c), to exercise this Warrant with respect to the maximum number of Warrant Shares purchasable pursuant to the cashless exercise procedure set forth in subsection 2(c).
(3)  Please issue a certificate or certificates representing said Warrant Shares in the name of the undersigned or in such other name as is specified below:
____________________________________________

The Warrant Shares shall be delivered to the following:

____________________________________________

____________________________________________

____________________________________________

 (4)  Accredited Investor.  The undersigned is an "accredited investor" as defined in Regulation D promulgated under the Securities Act of 1933, as amended.
[SIGNATURE OF HOLDER]

Name of Holder:

Signature of Authorized Signatory of Holder:

Name of Authorized Signatory:

Title of Authorized Signatory:

Date:

ASSIGNMENT FORM
(To assign the foregoing warrant, execute
this form and supply required information.
 Do not use this form to exercise the warrant.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

_____________________________________________________________ whose address is

__________________________________________________________________________.

__________________________________________________________________________

Dated: ____________, _______

Holder's Signature:	___________________________

Holder's Address:	___________________________

___________________________

Signature Guaranteed: _____________________________________

NOTE: The signature to this Assignment Form must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank or trust company. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.